                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                       DIRECT DIAL:
(212) 818-8881                                                   (212) 818-8638

                                                               September 8, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

          Re:  Paramount Acquisition Corp.
               Registration Statement on Form S-1
               File No. 333-127149
               Date Filed: August 3, 2005 (the "Registration Statement")
               -----------------------------------------------------------

Dear Mr. Reynolds:

     On behalf of Paramount Acquisition Corp. (the "Company"), we respond as follows to the Staff's comment letter, dated August 31, 2005, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the
Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Jay Ingram. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the
Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

GENERAL
-------

1.   PRIOR TO THE EFFECTIVENESS OF THE COMPANY'S REGISTRATION STATEMENT, PLEASE
     INFORM US AS TO WHETHER OR NOT THE AMOUNT OF COMPENSATION ALLOWABLE OR
     PAYABLE TO THE UNDERWRITERS HAS RECEIVED CLEARANCE BY THE NASD.

Mr. John Reynolds
September 8, 2005

     We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the registration statement, we will provide you with a copy of the NASD
"No-objection" letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

2.   TELL US THE FACTORS YOU CONSIDERED IN DETERMINING TO VALUE THIS OFFERING AT
     $51,000,000. WHAT FACTORS DID YOU CONSIDER WHEN DETERMINING THAT YOU MIGHT
     NEED $45,050,000 IN THE TRUST FUND TO EFFECT THE BUSINESS COMBINATION
     CONTEMPLATED BY THE REGISTRATION STATEMENT? IT DOES NOT APPEAR AS THOUGH
     THE DETERMINATION TO VALUE THE OFFERING AT THIS AMOUNT IS AN ARBITRARY
     DECISION AND WE WOULD LIKE TO KNOW THE SPECIFIC FACTORS AND MOTIVATIONS
     BEHIND THE VALUATION. HAVE YOU IDENTIFIED OR BEEN PROVIDED WITH THE
     IDENTITY OF OR HAD ANY DIRECT OR INDIRECT CONTACT WITH POTENTIAL
     ACQUISITION CANDIDATES? IF MANAGEMENT, THE DIRECTORS, OR ANY AFFILIATE,
     AGENT OR OTHER REPRESENTATIVE HAS ALREADY TAKEN DIRECT OR INDIRECT MEASURES
     TO LOCATE A TARGET BUSINESS, OR UNAFFILIATED ENTITIES HAVE APPROACHED YOU
     WITH POSSIBLE CANDIDATES, PLEASE DISCLOSE THIS INFORMATION OR ADVISE US
     SUPPLEMENTALLY. PLEASE NOTE IN PARTICULAR THAT WE ARE NOT SEEKING SIMPLY
     WHETHER OR NOT YOU HAVE "A SPECIFIC BUSINESS COMBINATION UNDER
     CONSIDERATION OR CONTEMPLATION," AS YOU DISCLOSE ON IN THE SUMMARY, BUT ARE
     LOOKING MORE TO THE TYPE, NATURE AND RESULTS TO DATE OF ANY AND ALL
     DILIGENCE, DISCUSSIONS, NEGOTIATIONS AND/OR OTHER SIMILAR ACTIVITIES
     UNDERTAKEN, WHETHER DIRECTLY BY THE COMPANY, AN AFFILIATE THEREOF, OR AN
     UNRELATED THIRD PARTY, WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION
     INVOLVING THE COMPANY. GIVEN MANAGEMENT'S EXTENSIVE AND HIGH-LEVEL
     EXPERIENCE IN THE HEALTHCARE INDUSTRY, THE PRECISE NATURE OF THEIR
     KNOWLEDGE ABOUT THEIR ABILITY TO EFFECT A COMBINATION WITH A COMPANY WHOSE
     FAIR MARKET VALUE IS EQUAL TO AT LEAST 80% OF THE COMPANY'S NET ASSETS IS
     REQUIRED TO BE DISCLOSED. WE MAY HAVE FURTHER COMMENT.

     The Company and the underwriters agreed to value this offering at
$51,000,000 based, among other things, on the previous transaction experience of the principals of the Company, recognition of historical sales prices of private companies in the healthcare industry, as well as the underwriters' evaluation of their ability to solicit investors for an offering of this size given current overall market conditions. The Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. We have expanded the disclosure in the prospectus, where appropriate, to indicate that the Company has not, nor has anyone on its behalf, taken any measure, direct or indirect, to identify or locate any suitable acquisition candidate, nor has the Company engaged or retained any agent or other representative to identify or locate such an acquisition candidate. The
Company's management does not have any knowledge as to the Company's ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Company's net assets. Accordingly, as set forth on page 28 of the prospectus under the section titled "Proposed business - Effecting a business combination - We have not identified a target business," we indicate that the Company cannot be certain that it will be able to locate a target business or that it will be able to engage in a business combination with a target business on

Mr. John Reynolds
September 8, 2005

favorable terms. Nevertheless, we further indicate under the section titled
"Proposed business - Effecting a business combination - Sources of target businesses" that the Company believes that there are numerous acquisition candidates in the healthcare industry and we have expanded this disclosure to indicate that this belief is based on the past business experience and knowledge of the Company's management.

3.   WITH RESPECT TO THE CONVERSION RIGHTS, ADD DISCLOSURE ADDRESSING THE FACT
     THAT THERE APPEARS TO BE A DISINCENTIVE FOR PUBLIC STOCKHOLDERS TO EXERCISE
     THEIR CONVERSION RIGHTS DUE TO THE FACT THAT THE AMOUNT AVAILABLE TO SUCH
     STOCKHOLDERS (APPROXIMATELY $5.30 PER SHARE) IS VIRTUALLY CERTAIN TO BE
     LESS THAN THE PURCHASE PRICE PAID FOR THE UNIT IN THE OFFERING ($6.00).

     Whether or not there will be a disincentive for any public stockholder to exercise his, her or its conversion rights will depend on a number of factors and such individual public stockholder's particular circumstances at the time such stockholder may seek conversion. For instance, after separate trading of the securities begins, public stockholders may sell their warrants, thereby lowering their basis in their shares to a price below the conversion value, or may purchase common stock at prices above or below the per-share conversion price that will be held in trust. Furthermore, whether or not a stockholder's basis is lower than the conversion price at the time of a business combination, a decision by a stockholder (particularly one with significant holdings) to reject a proposed business combination and to seek conversion will necessitate an analysis of the potential success of the business combination, market trends and liquidity issues after a business combination. Accordingly, we respectfully do not believe that it would be accurate to say that there is a disincentive for public stockholders (as a group) to exercise their conversion rights.

     Notwithstanding the foregoing, the Company's existing stockholders have entered into a letter agreement with the Company, which is filed as Exhibit
10.14 to Amendment No. 1 to the Registration Statement on Form S-1, waiving their right to exercise conversion rights with respect to any shares of the
Company's common stock owned by them. We have revised the prospectus, where appropriate, to reflect the foregoing.

PROSPECTUS SUMMARY, PAGE 1
--------------------------

4.   ADVISE US AS TO THE PUBLIC AVAILABILITY OF THE SOURCES CITED. IF THE SOURCE
     IS NOT AVAILABLE FOR NO OR NOMINAL CHARGE, THEN YOU MUST PROVIDE A CONSENT
     FOR THE USE OF THE INFORMATION OR ADOPT THE INFORMATION AS THE COMPANY'S
     OWN.

     The information cited in the prospectus summary is publicly available at no cost. We hereby supplementally include copies of the reports relied upon for such disclosures.

REDEMPTION, PAGE 3
------------------

Mr. John Reynolds
September 8, 2005

5.   CLARIFY WHETHER OR NOT THERE IS A WEEKLY TRADING VOLUME CONDITION IMPOSED
     ON THE COMPANY'S ABILITY TO REDEEM THE OUTSTANDING WARRANTS.

     There is no weekly trading volume condition imposed on the Company's ability to redeem the outstanding warrants. We have revised the prospectus summary and elsewhere as appropriate to indicate the foregoing.

RISK FACTORS, PAGE 7
--------------------

6.   THE SEVENTEENTH RISK FACTOR APPEARS TO DUPLICATE THE FIFTH. PLEASE
     CONSOLIDATE OR DELETE THEM.

     We believe that the seventeenth risk factor addresses a separate and distinct risk from the fifth risk factor. The fifth risk factor addresses the competition that the Company may face from other blank check companies, a substantial majority of which have gone public within the past two years. The seventeenth risk factor addresses the competition that the Company will face from businesses in the healthcare industry other than blank check companies.
Such entities have substantial advantages, financial and otherwise, over the
Company. Additionally, they do not have the same type of structural limitations as the Company (such as the requirement for stockholder approval of a proposed business combination). Accordingly, we believe these two risks should be disclosed separately. We have, however, modified the seventeenth risk factor to indicate that the risk specifically addresses competition that may come from companies other than blank check companies and as a result of the Company's structural peculiarities.

7.   THE 34TH, 35TH AND 36TH RISK FACTORS DO NOT, IN OUR VIEW, APPEAR TO
     REPRESENT MATERIAL RISKS AND SHOULD BE DELETED.

     We have removed the above-referenced risk factors as requested.

"ONE OF OUR DIRECTORS IS NOW, AND OUR OTHER OFFICERS....," PAGE 11
------------------------------------------------------------------

8.   WE DO NOT UNDERSTAND THIS RISK FACTOR. PLEASE CLARIFY WHICH "BUSINESS
     ACTIVITIES" MR. KIER IS ENGAGED IN AND SPECIFICALLY WHAT THE CONFLICT IS.

     We have revised the risk factor to clarify that Mr. Kier is currently affiliated with Tremisis Energy Acquisition Corporation and Rand Acquisition
Corporation, two blank check companies having a structure similar to the
Company. We have further revised the risk factor to clarify that as a result of these affiliations, to the extent that Mr. Kier identifies business opportunities that may be suitable for such entities, he must honor his pre-existing obligations to such entities and offer those opportunities to them prior to offering them to the Company.

"ALL OF OUR OFFICERS AND DIRECTORS OWN SHARES OF OUR COMMON STOCK.....," PAGE 11
--------------------------------------------------------------------------------

Mr. John Reynolds
September 8, 2005

9.   DISCLOSE THE METHOD BY WHICH THE COMPANY DETERMINED THAT THE DIRECTORS, OR
     CERTAIN OF THEIR AFFILIATES OR DESIGNEES, WILL PURCHASE UP TO 2,500,000
     WARRANTS IN THE OPEN MARKET. ALSO, CLARIFY IF THIS AGREEMENT TO PURCHASE
     WARRANTS IS LIMITED TO THE NUMBER DISCLOSED. IF THERE IS NO LIMITATION TO
     THE NUMBER OF WARRANTS ABLE TO BE PURCHASED, THEN SO DISCLOSE. IN ADDITION,
     DISCLOSE THAT SUCH PURCHASES WILL HAVE THE EFFECT OF STABILIZING THE MARKET
     PRICE.

     We currently indicate in the section titled "Principal Stockholders" that purchases of warrants by the Company's directors reflects their confidence in their ultimate ability to effect a business combination because the warrants will expire worthless if the Company is unable to consummate a business combination. The Company and underwriters determined that 2,500,000 warrants at prices up to $0.70 per warrant (for a maximum investment of $1.75 million)
represented an appropriate number of warrants for an offering of this size to evidence such confidence. The warrant purchase agreements, which are structured to satisfy the provisions of Rule 10b5-1 under the Securities Exchange Act of
1934, as amended, is limited to this amount of warrants that the Company's directors must purchase. Although such individuals may purchase additional warrants above and beyond the $1.75 million of warrants to be purchased pursuant to the agreements, because of their status as insiders and the various securities laws that apply to their purchases of the Company's securities, it is unlikely that they would purchase more than this amount of warrants.
Accordingly, we do not believe any revision to the disclosure relating to the warrant purchase agreements in the prospectus is necessary. We have, however, revised the disclosure on page 43, and elsewhere as appropriate, to indicate the maximum dollar amount of warrants that must be purchased by the Company's directors (as opposed to the aggregate number of warrants that must be purchased) as well as to indicate that purchases of warrants by the Company's directors during the three-month period following separate trading of the warrants could have the effect of stabilizing the market price of the warrants during such time period.

"OUR EXISTING STOCKHOLDERS, INCLUDING OUR OFFICERS AND DIRECTORS.....," PAGE 13
-------------------------------------------------------------------------------

10.  THIS RISK FACTOR IS NOT MATERIAL UNDER THE CIRCUMSTANCES OF THIS OFFERING,
     I.E., THE MAJORITY SHAREHOLDER WILL OWN ONLY 11 PERCENT AFTER THE OFFERING
     AND ALL OFFICERS AND DIRECTORS 20 PERCENT.

     We have deleted the above-referenced risk factor as we agree that the risk is not material under the present circumstances.

"BECAUSE OUR INITIAL STOCKHOLDERS' INITIAL EQUITY INVESTMENT...," PAGE 15
-------------------------------------------------------------------------

11.  THE RISK HERE IS NOT CLEAR. WHAT, IF ANY, RISK IS INVOLVED IF AN INVESTOR
     IN A PARTICULAR STATE MAY NOT INVEST.

     The above-referenced risk factor was originally generated in response to a comment received from the State of Indiana in a prior similar offering. As set forth in the second full risk

Mr. John Reynolds
September 8, 2005

factor on page 14 of the prospectus, the ability of investors to resell their securities is limited based on the states where the offering has been registered as well as certain other limited jurisdictions where an applicable exemption exists from registration. Accordingly, if a state in which the Company has applied to have the offering registered were to disallow the offering, it would limit the states in which the investors as a group may resell their securities.
We have revised the risk factor on page 15, as well as the second full risk factor on page 14, to clarify this point.

PROPOSED BUSINESS, PAGE 26
--------------------------

12.  TO THE EXTENT THAT THE COMPANY HAS PRIORITIZED THE INDUSTRY SEGMENTS WITH
     RESPECT TO PREFERENCE, PROVIDE DISCLOSURE OF SUCH PREFERENCES, INCLUDING A
     DISCUSSION OF THE REASONS UNDERLYING SUCH PREFERENCES.

     The Company has not prioritized the industry segments with respect to preference. Accordingly, we have not made any revision to the prospectus.

13.  DISCLOSE, HERE AND ELSEWHERE AS APPROPRIATE, THE CRITERIA YOU WILL TAKE
     INTO CONSIDERATION IN DETERMINING WHETHER TO COMBINE WITH A POTENTIAL
     ACQUISITION CANDIDATE. WILL THE COMPANY UTILIZE EBITDA OR OTHER FINANCIAL
     MEASURES? PLEASE DISCUSS THE RATIONALE BEHIND THE UTILIZATION OF SPECIFIC
     CRITERIA. WE MAY HAVE FURTHER COMMENT.

     The Company has not established specific attributes or criteria for its target business and has not determined any ranges of annual revenues, EBITDA, net income or other financial metrics needed to be achieved by a prospective target in order to be considered. As described under the section entitled
"Proposed Business - Effecting a business combination - Selection of a target business and structuring of a business combination" on page 29 of the prospectus, the Company has not established any specific attributes or criteria
(financial or otherwise) for a target business. The section entitled "Selection of a target business and structuring of a business combination" does list the general factors the Company may consider when evaluating a target business.
However, these factors are not intended to be exhaustive criteria for the
Company. Accordingly, we respectfully do not believe that any revision to the disclosure is necessary or even feasible at this time.

CAPITALIZATION, PAGE 28
-----------------------

14.  PLEASE REVISE YOUR TABLE TO INCLUDE THE NOTE PAYABLE, STOCKHOLDERS OF
     $100,000.

     We have revised the Capitalization table to include the note payable as requested.

SOURCES OF TARGET BUSINESSES, PAGE 30
-------------------------------------

Mr. John Reynolds
September 8, 2005

15.  EXPAND THE DISCLOSURE RELATING TO YOUR REFERENCE TO VARIOUS MEMBERS OF
     MANAGEMENT HAVING "REGULAR ACCESS TO SUBSTANTIAL DEAL FLOW ACROSS THE
     HEALTHCARE INDUSTRY." WE MAY HAVE FURTHER COMMENT.

     We have expanded the disclosure under the section entitled "Proposed business - Effecting a business combination - Sources of target businesses" to indicate that as a result of management's current business activities and contacts within the healthcare industry, they may bring to the Company's attention target businesses of which they become aware through their business contacts as a result of formal or informal inquiries or discussions such individuals may have with their business contacts, as well as through attending trade shows or conventions.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 38
-----------------------------------------

16.  CONFIRM SUPPLEMENTALLY THAT THE REGISTRANT DOES NOT INTEND TO MERGE WITH OR
     ACQUIRE ANY OF THE ENTITIES MENTIONED UNDER THIS CAPTION OR ANY ENTITIES
     WITH WHICH ANY OFFICER OR DIRECTOR IS AFFILIATED.

     Supplementally, the Company does not intend to merge with or acquire any of the entities mentioned under the section titled "Management - Directors and
Executive Officers" or any entity with which an officer or director is affiliated. As set forth under the section titled "Management - Conflicts of
Interest," if the Company did ultimately determine to consummate a business combination with an entity that is affiliated with any of the Company's existing stockholders, it would do so only if it were able to obtain an opinion from an independent investment banking firm that the business combination is fair to the
Company's unaffiliated stockholders from a financial point of view.

17.  INDICATE THE BUSINESS OF PARAMOUNT BIOCAPITAL INC.

     We have revised the disclosure on page 38 of the prospectus to indicate that Paramount BioCapital, Inc. is an NASD-registered broker-dealer.

DESCRIPTION OF SECURITIES, PAGE 46
----------------------------------

18.  DISCLOSE WHETHER THE BOARD OF DIRECTORS PLANS TO AUTHORIZE A STOCK
     DIVIDEND.

     The Board of Directors is not currently contemplating or planning to authorize a stock dividend. The Board of Directors would authorize a stock dividend only if the representatives of the underwriters determined that the size of the offering should be increased. In this situation, a stock dividend would be effectuated in order to maintain the Company's existing stockholders'
ownership at a percentage of the number of shares to be sold in the offering. We have revised the disclosure under the section titled "Certain Transactions" on page 44 to reflect the foregoing.

UNDERWRITING, PAGE 50
---------------------

Mr. John Reynolds
September 8, 2005

19.  PLEASE DEFINE "SEVERALLY, AND NOT JOINTLY".

     We have revised the disclosure in the first paragraph in the section titled
"Underwriting" to indicate that each underwriter has individually agreed to purchase on a firm commitment basis the specific number of units set forth opposite their name.

20.  WE NOTE THE REFERENCE TO "INITIAL OFFERING PRICE" ON PAGE 51. PLEASE
     CLARIFY THE REASON FOR THIS STATEMENT OR DELETE THE WORD "INITIAL."

     We have deleted the word "initial" as requested.

21.  TELL US WHETHER EARLYBIRDCAPITAL OR ANY MEMBERS OF THE UNDERWRITING
     SYNDICATE WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE
     SHARES AND DESCRIBE THEIR PROCEDURES TO US SUPPLEMENTALLY. IF YOU BECOME
     AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY
     ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU RESPOND TO
     THIS COMMENT, PROMPTLY SUPPLEMENT YOUR RESPONSE TO IDENTIFY THOSE MEMBERS
     AND PROVIDE US WITH A DESCRIPTION OF THEIR PROCEDURES. BRIEFLY DESCRIBE ANY
     ELECTRONIC DISTRIBUTION IN THE FILING, AND CONFIRM, IF TRUE, THAT THE
     PROCEDURES YOU WILL FOLLOW WITH RESPECT TO ANY ELECTRONIC DISTRIBUTION WILL
     BE CONSISTENT WITH THOSE PREVIOUSLY DESCRIBED TO AND CLEARED BY THE OFFICE
     OF CHIEF COUNSEL.

     Neither EarlyBirdCapital, Inc. nor any other members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in the offering. The Company undertakes to provide the staff with the requested information if EarlyBirdCapital Inc. or any members of the underwriting syndicate engages in electronic offers, sales or distributions under the Registration Statement after the date hereof and will add the appropriate disclosure in the Registration Statement, if applicable.

22.  TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD
     PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO,
     IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR
     AGREEMENT, AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US
     ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS
     THAT HAS APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO
     ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

     Neither EarlyBirdCapital Inc. nor any other underwriter has any arrangement with third parties to host or access the preliminary prospectus on the Internet.
If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.

23.  IF THE COMPANY OR THE UNDERWRITERS INTEND TO ENGAGE A DIRECTED SHARE
     PROGRAM IN CONJUNCTION WITH THIS OFFERING, PLEASE DESCRIBE TO US THE
     MECHANICS OF HOW AND WHEN

Mr. John Reynolds
September 8, 2005

     THESE SHARES WERE OR WILL BE OFFERED AND SOLD TO INVESTORS IN THE DIRECTED
     SHARE PROGRAM FOR THIS OFFERING. FOR EXAMPLE, TELL US HOW THE PROSPECTIVE
     RECIPIENTS AND NUMBER OF RESERVED SHARES IS DETERMINED. TELL US HOW AND
     WHEN THE COMPANY AND UNDERWRITER NOTIFIED OR WILL NOTIFY THE DIRECTED SHARE
     INVESTORS, INCLUDING THE TYPES OF COMMUNICATIONS USED. DISCUSS THE
     PROCEDURES THESE INVESTORS MUST FOLLOW IN ORDER TO PURCHASE THE OFFERED
     SECURITIES, INCLUDING BOW AND WHEN ANY COMMUNICATIONS ARE SENT OR RECEIVED
     OR FUNDS ARE RECEIVED BY THE UNDERWRITERS OR YOU. HOW DO THE PROCEDURES FOR
     THE DIRECTED SHARE PROGRAM DIFFER FROM THE PROCEDURES FOR THE GENERAL
     OFFERING TO THE PUBLIC? PROVIDE US WITH COPIES OF ALL WRITTEN
     COMMUNICATIONS WITH PROSPECTIVE PURCHASERS ABOUT THE DIRECTED SHARE
     PROGRAM.

     Neither the Company nor the underwriters presently intend to engage in a directed share program in connection with this offering.

FINANCIAL STATEMENTS
--------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------

NOTE 2 - PROPOSED PUBLIC OFFERING, PAGE F-9
-------------------------------------------

24.  WE NOTE YOUR DISCLOSURE REGARDING THE UNDERWRITER PURCHASE OPTION ("UPO")
     ON PAGE 52. PLEASE EXPAND NOTE 2 TO DISCLOSE ALL MATERIAL TERMS OF THE UPO,
     INCLUDING THE TIMING OF THE ISSUANCE OF THE UPO AND WHETHER SUCH ISSUANCE
     IS DEPENDENT UPON THE EFFECTIVENESS OF THE OFFERING. ALSO, DISCLOSE HOW YOU
     INTEND TO ACCOUNT FOR THE UPO, INCLUDING ITS ESTIMATED FAIR VALUE AND THE
     MAJOR ASSUMPTIONS USED TO VALUE IT.

     We have revised Note 2 to indicate that the Company intends to account for the fair value of the option ("UPO"), inclusive of the receipt of the $100 cash payment, as an expense of the initial public offering resulting in a charge directly to stockholders' equity. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds at the time of the sale of the UPO. We have further revised Note 2 to indicate the timing of the issuance of the UPO and whether such issuance is dependent on the effectiveness of the offering. All other material terms of the UPO have been previously disclosed in Note 2.

25.  IN REGARDS TO THESE ASSUMPTIONS, WE BELIEVE THAT A VOLATILITY ASSUMPTION
     SHOULD BE USED THAT IS IN ACCORDANCE WITH THE PRINCIPLE OUTLINED IN
     PARAGRAPH 23 OF FAS 123R. IN ADDITION, IF YOUR EXPECTED LIFE ASSUMPTION
     DIFFERS FROM THE CONTRACTUAL LIFE OF THE UPO, PLEASE TELL US YOUR BASIS FOR
     THIS ASSUMPTION. LASTLY, PLEASE TELL US EXACTLY HOW YOU WOULD PROPOSE TO
     RECORD THE INITIAL ISSUANCE OF THE UPO, IN CONJUNCTION WITH THE SALE OF THE
     STOCK AND WARRANTS IN THE INITIAL PUBLIC OFFERING. AS APPLICABLE, PLEASE
     EXPAND MD&A TO DISCUSS THE TRANSACTION AND THE LIKELY FUTURE EFFECT ON YOUR
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Mr. John Reynolds
September 8, 2005

     We have added disclosure to the Management's Discussion and Analysis of
Financial Condition and Results of Operations, and expanded the disclosure in
Note 2, to indicate that the Company has agreed to issue to the representative of the underwriters ("Representative"), for $100, the UPO to purchase 425,000 units and indicated that the Company estimates that the value of this UPO is approximately $922,250 using a Black-Scholes option-pricing model. The fair value of the option granted to the Representative is estimated as of the date of grant using the following assumptions: (1) expected volatility of 42.875%, (2)
risk-free interest rate of 4.03% and (3) expected life of 5 years.
Supplementally, the volatility calculation was based on the actual unit price volatilities of NationsHealth, Inc. (formerly Millstream Acquisition
Corporation) ("NH") and Navios Maritime Holdings Inc. (formerly International
Shipping Enterprises, Inc. ("NMHE"). The Company believes that using the volatility of NH's and NMHE's trading history is appropriate given that these two companies are the only blank check companies since August 2003 to consummate business combinations.

OTHER
-----

26.  PLEASE PROVIDE A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS
     WITH ANY AMENDMENT TO THE REGISTRATION STATEMENT.

     Duly noted. A currently dated consent of the independent accountants has been included as Exhibit 23.1 within Amendment No. 1 to the Registration
Statement.

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                              Very truly yours,

                                              /s/ Jeffrey M. Gallant

                                              Jeffrey M. Gallant

cc:      Lindsay A. Rosenwald, M.D.
         J. Jay Lobell
         David M. Nussbaum
         Steven Levine
         Robert Cohen, Esq.